                                                                       Exhibit 3
                                                                       ---------


                          STERLING COMMERCE ANNOUNCES
                           SHARE PURCHASE RIGHTS PLAN



DALLAS, TEXAS (December 18, 1996) Sterling Commerce, Inc. (SE - NYSE) today announced board action adopting a share purchase rights plan that provides for rights to be issued to stockholders of record on December 31, 1996. The rights plan is intended to protect Sterling Commerce and its stockholders against potentially coercive takeover practices or takeover bids which are inconsistent with the interests of the Company and its stockholders.

Warner Blow, Sterling Commerce's president and chief executive officer, commented, "This action was not taken in response to any pending takeover or proposed change in control of the Company. The rights plan is simply a precautionary measure. In fact, the adoption of a share purchase rights plan has become common practice in major American companies and a well accepted approach to ensuring that all stockholders receive a fair price and are treated equally in the event of a takeover."

Under the plan, the rights will initially trade together with Sterling Commerce's common stock and will not be exercisable. In the absence of further board action, the rights generally will become exercisable, and allow the holder to acquire Sterling Commerce common stock at a discounted price, if a person or group acquires 15% or more of the outstanding shares of Sterling Commerce's common stock. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price. The plan also includes an exchange option that would permit the Board of Directors, if the rights become exercisable, to effect an exchange of part or all of the rights for shares of Sterling Commerce's common stock. Rights held by persons who exceed the applicable threshold will be void.

Sterling Commerce's Board of Directors may amend the plan and may redeem all rights at any time prior to the rights becoming exercisable. The rights will expire December 31, 2006.

The issuance of the rights is not a taxable event, will not affect Sterling Commerce's reported financial condition or results of operations (including earnings per share) and will not change the way in which Sterling Commerce's common stock is currently traded.

Sterling Commerce, with its executive offices in Dallas, Texas, is a leading, global provider of electronic commerce software products and services that enable businesses to engage in business-to-business electronic communications and transactions. Sterling Commerce has been providing electronic commerce solutions for over 20 years, and has nearly 25,000 customer sites worldwide and more than 1,200 employees.

CONTACT:

     Dawn Wheeler
     Vice President, Investor Relations
     Sterling Commerce, Inc.
     (214) 891-8680

                                      -2-